UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								September 12, 2005

Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

	Re:	Siemens Aktiengesellschaft
		Form 20-F for the Fiscal Year Ended September 30, 2004
		Filed November 29, 2004
      File No. 001-15174

Dear Mr. Neuburger:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of these filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note addresses and contact information for Siemens in Tehran,
Damascus and Khartoum (see http://worldwide.med.siemens.com). We also note a BusinessWeek article in which a Siemens spokesman responds to an inquiry about operations in Sudan by saying that the company has "very limited business, mainly focused on infrastructure and medical products" (see "Hitting Sudan in the Pocketbook, Pension funds are taking notice of a growing push to cut ties to the rogue state" BusinessWeek (May 2, 2005)).

In light of this information, and the fact that Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department, and are subject to economic sanctions administered by the
Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of your current and planned operations in, or contacts with, Iran, Sudan and Syria, including through distributors, foreign subsidiaries and other arrangements, whether direct or indirect. With a view to disclosure, please address the materiality of any such operations, contacts or arrangements and your view as to whether those operations or arrangements constitute a material investment risk for your security holders.
In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should also include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note the
BusinessWeek article referenced above also states that "[s]ome
U.S.
funds are turning up the heat. Last October, Edward Smith, chairman of the Illinois investment board, sent letters to top officials at Siemens warning of growing pressure from U.S. investors." We note also that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana; and legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois, Oregon and New Jersey.

2. Please describe for us whether any of your equipment or technology used or sold in or to countries identified as state sponsors of terrorism has a military purpose or, to the best of your knowledge, understanding and belief, can be put to military use. In this regard, we note Congressional testimony that lithotripters sold to Iraq by Siemens use "the same high-precision switch that triggers a nuclear weapon." (Testimony of Gary Milhollin Before the Senate Committee on Governmental Affairs http://hsgac.senate.gov/052600_milhollin.pdf (May 26, 2000)).

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance
Heinz-Joachim Neuburger
Siemens AG
September 12, 2005
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